S2K Financial LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2019

Filed as public information pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/19 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S2K Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, 28th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lou Malanoski — (646) 430-6747 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

4 Times Square, 151 W 42nd Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Mary Lou Malanoski _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ S2K Financial LLC _____, as of _____ December 31, 2019 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CFO
Title

_____
Notary Public



NEIL COHEN
Notary Public, State of New York
No. 02CO6185502
Qualified in New York County
Commission Expires May 30, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S2K Financial LLC
Index
December 31, 2019



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
S2K Financial LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of S2K Financial LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

New York, New York
February 29, 2020

S2K Financial LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	301,527
Accounts receivable		317,485
Operating lease right of use asset		260,212
Prepaid and deferred expenses		112,682
Other assets		174,052
Total assets	$	1,165,958

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	144,973
Operating lease liability		262,438
Total liabilities		407,411
Member's equity		758,547
Total Liabilities and Member's Equity	$	1,165,958

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of S2K Partners Co. LLC formerly Colony S2K Financial Holdings LLC (the "Parent"). On March 30, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist of providing financial advisory and capital raising services to companies through the development of products designed for retail investors which securities are distributed on a best efforts basis through independent broker-dealers; and through private placement of securities, Mergers and Acquisitions, corporate financing, and investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

   It is the responsibility of the Company to evaluate whether conditions and events raise substantial doubt about an entity's ability to continue as a going concern. The Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional investment into the Company as required.

   Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   The Company earns fees for services connected with capital raising activity pursuant to agreements with entities or individuals. The fees for capital raising services are recognized upon the closing of the sale of a security. Reimbursement of expenses in connection with marketing services under agreements with entities is included in other income and is recognized when expenses are incurred. The revenue is recognized for these activities as the services have been provided, the fees are determinable and collection is reasonably assured. For agreements with individuals or start-up entities to raise capital, reimbursement of expenses are only recognized upon receipt of reimbursement as collection is not assured. The total reimbursement of expenses for the year ended December 31,2019 was $1,438,484 of which $3,112 was with affiliates.

   Recent Accounting Pronouncements
   The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. Using the modified retrospective approach, the Company recognized its office lease as a lease liability and a right of use (ROU) asset as of January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, the Company used an estimated borrowing rate at the commencement date for its lease. The ROU asset

is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has one lease with a remaining term of 23 months on the date of implementation and used an incremental borrowing rate of 5%.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments ("ASU 2016-13") to amend the accounting for credit losses for certain financial instruments. Under the new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. ASU 2016-13 applies to financial assets measured at amortized cost and certain other instruments, including notes and mortgages receivable and net investments in direct financing leases. ASU 2016-13 became effective on January 1, 2020. The adoption of this accounting guidance will not have a material effect on the Company's financial statements.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable from contracts with customers were $317,485 and $683,779 at December 31, 2019 and December 31, 2018, respectively.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with three affiliated entities, S2K Asset Management LLC ("S2K AM") and its affiliate, Pelham S2K Managers, LLC, (together the "S2K AM Affiliates") and S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, S2K AM Affiliates, and Servicing based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

Pursuant to an agreement with one customer, the Company and S2K AM may be jointly engaged. An agreement between the Company and CS2K AM provides for a fee allocation in these situations. In 2019, there were no fees earned from this agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   Concentrations

The Company earned commissions and is entitled to be reimbursed for expenses in connection with an offering for one client that accounted for 99% of revenues in 2019. At December 31, 2019, approximately 100% of the accounts receivable was from this client.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had regulatory net capital of $154,328 which was $144,515 above the required net capital of $9,813. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.94 to 1 at December 31, 2019.

6.   Leases, Commitments and Contingencies

The Company adopted the amended provisions of FASB ASC 842 effective January 1, 2019. The Company has an operating lease for its headquarters which had an initial term in excess of one year. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The lease expires in November 2020, and the Company is reasonably certain it will not enter into a new lease for its existing office space.

Aggregate future minimum lease payments under noncancelable operating leases as of December 31, 2019 are $268,762 for 2020. As of December 31, 2019, the Company has a refundable security deposit of $48,052 included in other assets in connection with its lease expiring in 2020.

Cash paid for amounts in connection with the operating lease was approximately $319,300 for the year ended December 31, 2019 which includes an implied interest component of approximately $18,600, and is included in occupancy costs in the statement of operations. The discount rate used to determine the interest component was 5%. The Company determined its incremental borrowing rate by starting with observable unsecured bond market yields and adjusting those rates for differences in term and collateral.

7.   Prepaid and deferred expenses

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification 710, such amounts are amortized over the contract period which is up to two years. At December 31, 2019, $16,667 relating to this is included in prepaid and deferred expenses.

8.   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines

guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2019 and issued no guarantees during the year then ended.

9.   **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date these financial statements were issued. No events have been identified that require disclosure